Exhibit 99.1

St. John's, NL – August 1, 2023

FORTIS INC. ANNOUNCES THIRD QUARTER DIVIDENDS – 2023

The Board of Directors of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) has declared the following dividends:

1.	$0.3063 per share on the First Preference Shares, Series "F" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023;

2.	$0.2745625 per share on the First Preference Shares, Series "G" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023;

3.	$0.11469 per share on the First Preference Shares, Series "H" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023;

4.	$0.371781 per share on the First Preference Shares, Series "I" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023;

5.	$0.2969 per share on the First Preference Shares, Series "J" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023;

6.	$0.2455625 per share on the First Preference Shares, Series "K" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023;

7.	$0.2445625 per share on the First Preference Shares, Series "M" of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023; and,

8.	$0.565 per share on the Common Shares of the Corporation, payable on September 1, 2023 to the Shareholders of Record at the close of business on August 21, 2023.

The Corporation has designated the common share dividend and preference share dividends as eligible dividends for federal and provincial dividend tax credit purposes. All amounts are given in Canadian dollars unless otherwise indicated.

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About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry with 2022 revenue of $11 billion and total assets of $65 billion as at March 31, 2023. The Corporation's 9,200 employees serve utility customers in five Canadian provinces, ten U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedarplus.ca or www.sec.gov.

For more information, please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572

investorrelations@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications & Government Relations
Fortis Inc.
709.737.5323

media@fortisinc.com

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